Filed by Aixtron Aktiengesellschaft pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Genus, Inc.
Subject Company’s Exchange Act File No.: 0-17139

Aixtron Aktiengesellschaft (“Aixtron”) made the following public disclosure in Germany:

Receipt of Another Contestation Suits (Anfechtungsklagen) in respect of Charter Amendment

Aachen, Germany – November 05, 2004 – Another shareholder has filed a contestation suit with the Regional Court (Landgericht) Aachen against the resolution adopted by the Extraordinary Shareholders’ Meeting of AIXTRON AG on September 30, 2004 in respect of agenda item 1 relating to the amendment of the Company’s Articles of Association (Satzung) permitting the creation of authorized capital I (Schaffung genehmigten Kapitals I). There is now a total of three contestation suites pending against the resolution adopted by the Extraordinary Shareholders’ Meeting in respect of the amendment of the Company’s Articles of Association permitting the creation of authorized capital I.

The same shareholder has also filed a contestation suit against the resolutions adopted by the Extraordinary Shareholders Meeting of AIXTRON AG on September 30, 2004 in respect of agenda item 2 relating to the amendment of the Articles of Association permitting the creation of authorized capital II (Schaffung genehmigten Kapitals II). There is now a total of two contestation suites pending against the resolution adopted by the Extraordinary Shareholders’ Meeting in respect of the amendment of the Articles of Association permitting the creation of authorized capital II.

Additional Information

AIXTRON entered into a definitive merger agreement with Genus, Inc. on July 1, 2004. AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +49 241 8909 444.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.